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                 [WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]




                                  July 15, 1997



VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:  Ms. Shelley E. Parratt

        RE:    ANERGEN, INC.
               WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3
               (FILE NO. 33-79268)

Dear Ms. Parratt:

        On behalf of Anergen, Inc. (the "COMPANY"), we hereby withdraw the Registration Statement on Form S-3 (Registration No. 33-79268) (the "REGISTRATION STATEMENT") initially filed with the Securities and Exchange Commission on May 24, 1994. The Registration Statement is being withdrawn pursuant to Rule 479 under the Securities Act of 1933, as amended, since the Registration Statement was not declared effective and has since become stale.

        Please call me or Barry Taylor of this office at (415) 493-9300 if you have any questions or require additional information.

                                        Very truly yours,

                                        WILSON SONSINI GOODRICH & ROSATI
                                        Professional Corporation

                                        /s/ Trevor J. Chaplick

                                        Trevor J. Chaplick


cc:     David V. Smith
        Michael Herring
        Barry E. Taylor, Esq.